OCONN INDUSTRIES CORP.

VIA EDGAR

February 21, 2013

Jan Woo

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Oconn Industries Corp.

            Registration Statement on Form S-1

            Filed November 8, 2012

            File No. 333-184830

Dear Ms. Woo:

This letter is in response to your comment letter dated February 8, 2013, with regard to the Form S-1A filing of Oconn Industries Corp., a Nevada corporation (“Oconn Industries” or the "Company") filed on January 30, 2013.  Responses to each comment have been keyed to your comment letter.

Prospectus Summary, page 3

1.      The Company has revised the Prospectus Summary to clarify that, when the Company is no longer considered an "emerging growth company" it may still take advantage of scaled reporting requirements available to a "smaller reporting company" if applicable.  The Company has made similar revision to the Risk Factor entitled "AS AN "EMERGING GROWTH COMPANY" UNDER THE JUMPSTART OUR BUSINESS STARTUPS ACT (JOBS), WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS."

Plan of Operation, page 23

2.      These sections have been revised and updated accordingly .

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (oconncorp@hotmail.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Eithne O’Connor

_____________________

Eithne O’Connor, President